Exhibit 99.1

NOTICE TO SHAREHOLDERS

For the Three and Nine Months Ended September 30, 2018

(Unaudited and Expressed in US Dollars)

POET TECHNOLOGIES INC.

The accompanying notes are an integral part of these condensed consolidated financial statements.

POET TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION		Audited
(Expressed in US Dollars)	September 30,	December 31,
	2018	2017
Assets
Current
Cash and cash equivalents (Note 2)	$5,853,715	$4,974,478
Accounts receivable (Note 4)	686,720	493,925
Prepaids and other current assets (Note 5)	1,939,756	1,957,727
Inventory (Note 6)	417,061	524,582
Non current assets held for sale (Notes 7 and 22)	3,000	-

	8,900,252	7,950,712
Property and equipment (Note 7)	9,823,543	8,278,170
Patents and licenses (Note 8)	480,252	456,250
Intangible assets (Note 9)	811,716	839,637
Goodwill (Note 2)	7,681,003	7,681,003
	$27,696,766	$25,205,772

Liabilities
Current
Accounts payable and accrued liabilities (Note 10)	$2,823,918	$810,593

	2,823,918	810,593

Deferred tax liability	1,074,912	1,298,367
Deferred rent	7,230	24,031

	3,906,060	2,132,991

Shareholders' Equity

Share capital (Note 11(b))	112,028,194	103,616,221
Warrants and compensation options (Note 12)	8,303,738	5,985,378
Contributed surplus (Note 13)	35,025,627	32,102,967
Accumulated other comprehensive loss	(1,966,612)	(1,758,632)
Deficit	(129,600,241)	(116,873,153)
	23,790,706	23,072,781
	$27,696,766	$25,205,772

Commitments and contingencies (Note 15)

On behalf of the Board of Directors

/s/ Chris Tsiofas	/s/ Suresh Venkatesan

Director	Director

The accompanying notes are an integral part of these condensed consolidated financial statements.

POET TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in US Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Revenue (Note 21)	$907,044	$715,420	$2,332,471	$2,076,352

Cost of sales	378,688	348,187	966,805	957,235
Gross margin	528,356	367,233	1,365,666	1,119,117
Operating expenses
Selling, marketing and administration (Note 20)	3,147,346	2,896,753	8,730,839	7,820,230
Research and development (Note 20)	2,212,237	1,164,060	6,008,729	3,646,738
Impairment loss (Notes 2, 7 and 22)	178,775	-	178,775	-
Other (loss) income, including interest	3,757	(4,990)	(602,134)	(167,354)
Operating expenses	5,542,115	4,055,823	14,316,209	11,299,614

Net loss before income tax recovery	(5,013,759)	(3,688,590)	(12,950,543)	(10,180,497)
Income tax recovery	(74,485)	(74,485)	(223,455)	(223,455)
Net loss	(4,939,274)	(3,614,105)	(12,727,088)	(9,957,042)
Deficit, beginning of period	(124,660,967)	(110,418,293)	(116,873,153)	(104,075,356)
Net loss	(4,939,274)	(3,614,105)	(12,727,088)	(9,957,042)
Deficit, end of period	$(129,600,241)	$(114,032,398)	$(129,600,241)	$(114,032,398)
Basic and diluted net loss per share (Note 14)	$(0.02)	$(0.01)	$(0.05)	$(0.04)

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in US Dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017

Net loss	$(4,939,274)	$(3,614,105)	$(12,727,088)	$(9,957,042)

Other comprehensive income - net of income taxes
Exchange differences on translating foreign operations	489	557	(207,980)	314,349
Comprehensive loss	$(4,938,785)	$(3,613,548)	$(12,935,068)	$(9,642,693)

The accompanying notes are an integral part of these condensed consolidated financial statements.

POET TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Expressed in US Dollars)

For the Nine Months Ended September 30,	2018	2017
Share Capital
Beginning balance	$103,616,221	$103,357,862
Funds from the exercise of warrants	1,028,471	-
Fair value assigned to warrants exercised	447,270	-
Funds from the exercise of stock options	87,974	123,528
Fair value assigned to stock options exercised	82,330	134,831
Funds from common shares issued on public offering	10,663,548	-
Share issue costs	(1,131,990)	-
Fair value of compensation options issued to brokers	(479,204)	-
Fair value of warrants issued on public offering	(2,286,426)	-
September 30,	112,028,194	103,616,221
Warrants
Beginning balance	5,985,378	5,985,378
Fair value of warrants issued on public offering	2,286,426	-
Fair value of compensation options issued to brokers	479,204	-
Fair value assigned to warrants exercised	(447,270)	-
September 30,	8,303,738	5,985,378
Contributed Surplus
Beginning balance	32,102,967	29,062,874
Stock-based compensation	3,004,990	2,142,766
Fair value of stock options exercised	(82,330)	(134,831)
September 30,	35,025,627	31,070,809
Accumulated Other Comprehensive Loss
Beginning balance	(1,758,632)	(2,088,117)
Other comprehensive income attributable to common shareholders - translation adjustment	(207,980)	314,349
September 30,	(1,966,612)	(1,773,768)
Deficit
Beginning balance	(116,873,153)	(104,075,356)
Net loss	(12,727,088)	(9,957,042)
September 30,	(129,600,241)	(114,032,398)
Total shareholders' equity	$23,790,706	$24,866,242

The accompanying notes are an integral part of these condensed consolidated financial statements.

POET TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

For the Nine Months Ended September 30,	2018	2017
CASH (USED IN) PROVIDED BY:
OPERATING ACTIVITIES
Net loss	$(12,727,088)	$(9,957,042)
Adjustments for:
Depreciation of property and equipment (Note 7)	1,825,768	1,591,424
Amortization of patents and licenses (Note 8)	42,663	39,301
Amortization of intangibles (Note 9)	27,921	27,921
Deferred rent	(16,601)
Impairment of property and equipment (Notes 2,7 and 22)	178,775	-
Stock-based compensation (Notes 13 and 20)	3,004,990	2,142,766
Income tax recovery	(223,455)	(223,455)
	(7,887,027)	(6,379,085)
Net change in non-cash working capital accounts:
Accounts receivable and unbilled revenue	(207,943)	(178,052)
Prepaid and other current assets	(290,304)	25,570
Inventory	97,841	305,440
Accounts payable and accrued liabilities	2,339,757	(1,061,301)
Cash and cash equivalents flows from operating activities	(5,947,676)	(7,287,428)
INVESTING ACTIVITIES
Purchase of property and equipment (Note 7)	(3,663,044)	(359,044)
Purchase of patents and licenses (Note 8)	(67,056)	(31,522)
Disposition of short-term investments		518,618
Cash and cash equivalents flows from investing activities	(3,730,100)	128,052
FINANCING ACTIVITIES
Cash from the exercise of units in a public offering, net of issue costs, and cash from the issue of common shares from the exercise of stock options and warrants, net of issue costs (Note 11).	10,648,003	123,528
Cash and cash equivalents flows from financing activities	10,648,003	123,528

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(90,990)	103,129
NET CHANGE IN CASH AND CASH EQUIVALENTS	879,237	(6,932,719)
CASH AND CASH EQUIVALENTS, beginning of period	4,974,478	14,376,282
CASH AND CASH EQUIVALENTS, end of period	$5,853,715	$7,443,563

The accompanying notes are an integral part of these condensed consolidated financial statements.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

1.	DESCRIPTION OF BUSINESS

POET Technologies Inc. is incorporated in the Province of Ontario. POET Technologies Inc. and its subsidiaries (the "Company") are developers and manufacturers of optical source products and photonic integrated devices for the sensing, datacom and telecom markets. The Company's head office is located at 120 Eglinton Avenue East, Suite 1107, Toronto, Ontario, Canada M4P 1E2. These consolidated financial statements of the Company were approved by the Board of Directors of the Company on November 28, 2018.

As at September 30, 2018, the Company has accumulated losses of $(129,600,241) and working capital of $6,076,334. In order to fund its operations and the development of its technology, the Company will need to raise additional capital. Although the Company has been successful in raising funds in the past, there can be no assurance that adequate funding will be available in the future, or available under terms favourable to the Company.

These factors raise substantial doubt regarding the Company's ability to continue as a going concern. These unaudited condensed consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These condensed unaudited consolidated financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

These condensed unaudited interim consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated audited financial statements for the year ended December 31, 2017.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed below:

Basis of presentation

These condensed unaudited consolidated financial statements include the accounts of POET Technologies Inc. and its subsidiaries; ODIS Inc. ("ODIS"), Opel Solar Inc., BB Photonics Inc., BB Photonics UK Limited (collectively "BB Photonics") and DenseLight Semiconductors Pte. Ltd ("DenseLight"). All intercompany balances and transactions have been eliminated on consolidation.

Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The acquisition cost is measured at the acquisition date at the fair value of the consideration transferred, including all contingent consideration.

Subsequent changes in contingent consideration are accounted for through the condensed consolidated statements of operations and deficit and condensed consolidated statements of comprehensive loss in accordance with the applicable standards.

Goodwill arising on acquisition is initially measured at cost, being the difference between the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree and the net recognized amount (generally fair value) of the identifiable assets and liabilities assumed at the acquisition date. If the net of the amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

Acquisition-related costs, other than those that are associated with the issue of debt or equity securities that the Company incurs in connection with a business combination, are expensed as incurred.

Foreign currency translation

These condensed unaudited consolidated financial statements are presented in U.S. dollars ("USD"), which is the Company's presentation currency.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Items included in the financial statements of each of the Company's subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in the statement of operations and deficit.

Assets and liabilities of entities with functional currencies other than U.S. dollars are translated into the presentation currency at rates of exchange applicable at each reporting date, and the results of their operations are translated at average rates of exchange for the reporting period. The resulting translation adjustments are included in accumulated other comprehensive loss in shareholders' equity. Additionally, foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in accumulated other comprehensive loss.

Financial Instruments

Financial instruments are required to be classified as one of the following: held-to-maturity; loans and receivables, fair value through profit or loss; available-for-sale or other financial liabilities.

The Company's financial instruments include cash, accounts receivable, non-current assets held for sale, accounts payable and accrued liabilities. The Company designated its cash and cash equivalents as fair value through profit or loss, its accounts payable and accrued liabilities as other financial liabilities and its non-current assets held for sale as availabler-for-sale.

Fair value through profit or loss financial assets are measured at fair value with gains and losses recognized in operations. Financial assets, loans and receivables and other financial liabilities are measured at amortized cost. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive loss.

Fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. The fair value of a financial instrument on initial recognition is the transaction price, which is the fair value of the consideration given or received. Subsequent to initial recognition, the fair value of a financial instrument that is quoted in active markets is based on the bid price for a financial asset held and the offer price for a financial liability. When an independent price is not available, fair value is determined by using a valuation methodology that refers to observable market data. Such a valuation technique includes comparisons with a similar financial instrument where an observable market price exists, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. If no reliable estimate can be made, the Company measures the financial instrument at cost less impairment as a last resort.

Cash and cash equivalents

Cash and cash equivalents consist of cash in current accounts of $953,715 and funds invested in US Term Deposits of $4,900,000 earning interest at rates ranging from 1.31% to 1.62% and maturing in less than 90 days.

Accounts receivable

Accounts receivable are amounts due from customers from the sale of products or services in the ordinary course of business. Accounts receivable are classified as current (on the consolidated statements of financial position) if payment is due within one year of the reporting period date, and are initially recognized at fair value and subsequently measured at amortized cost.

The provision policy for doubtful accounts of the Company is based on the ageing analysis and management's ongoing evaluation of the recoverability of the outstanding receivables. A considerable amount of judgement is required in assessing the ultimate realization of these receivables, including the assessment of the creditworthiness and the past collection history of each customer. If the financial conditions of these customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. As at the balance sheet date, no provision was required for accounts receivable.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventory

Inventory consists of raw material inventory, work in process, and finished goods and are recorded at the lower of cost or net realizable value. Cost is determined on a first in first out basis and includes all costs of purchase, costs of conversion and other costs incurred in bringing the inventory to its present condition.

An assessment is made of the net realizable value of inventory at each reporting period. Net realizable value is the estimated selling price less the estimated cost of completion and the estimated costs necessary to make the sale. When circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of any write down previously recorded is reversed so that the new carrying amount is the lower of the cost and the revised net realizable value. Raw materials are not written down unless the goods in which they are incorporated are expected to be sold for less than cost, in which case, they are written down by reference to replacement cost of the raw materials, as this is the best indicator of net realizable value.

Property and equipment

Property and equipment are recorded at cost. Depreciation is calculated based on the estimated useful life of the asset using the following method and useful lives:

Machinery and equipment	Straight Line, 5 years
Leasehold improvements	Straight Line, 5 years or life of the lease, whichever is less
Office and other equipment	Straight Line, 3 - 5 years

Patents and licenses

Patents and licenses are recorded at cost and amortized on a straight line basis over 12 years. Ongoing maintenance costs are expensed as incurred.

Impairment of long-lived assets

The Company’s tangible and intangible assets are reviewed for indications of impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. An assessment is made at each reporting date whether there is any indication that an asset may be impaired.

An impairment loss is recognized when the carrying amount of an asset exceeds its recoverable amount. Impairment losses are recognized in profit and loss for the year. The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit ("CGU") to which the asset belongs.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

The Company reported an impairment loss of $178,775 (note 22) during the three and nine months ended September 30, 2018. The Company did not record an impairment loss in 2017.

Goodwill

Goodwill represents the excess of the cost of an acquired business over the fair value of the identifiable assets acquired net of liabilities assumed. Goodwill is measured at cost less accumulated impairment losses and is not amortized. Goodwill is tested for impairment on an annual basis or whenever facts or circumstances indicate that the carrying amount may exceed its recoverable amount.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred income taxes are provided on differences between the financial reporting and income tax bases of assets and liabilities and on income tax losses available to be carried forward to future years for tax purposes. Deferred income taxes are measured using the substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are provided to reduce deferred income tax assets to the amount expected to be realized.

Recently Enacted U.S. Federal Tax Legislation

Introduced initially as the Tax Cuts and Jobs Act, the Act to Provide for Reconciliation Pursuant to Titles II and V of the Concurrent Resolution on the Budget for Fiscal Year 2018 (the “Act”) was enacted on December 22, 2017. The Act applies to corporations generally beginning with taxable years starting after December 31, 2017 and reduces the corporate tax rate from a graduated set of rates with a maximum 35% tax rate to a flat 21% tax rate. Additionally, the Act introduces other changes that impact corporations, including a net operating loss (“NOL”) deduction annual limitation, an interest expense deduction annual limitation, elimination of the alternative minimum tax, and immediate expensing of the full cost of qualified property. The Act also introduces an international tax reform that moves the U.S. toward a territorial system, in which income earned in other countries will generally not be subject to U.S. taxation. However, the accumulated foreign earnings of certain foreign corporations will be subject to a one-time transition tax, which can be elected to be paid over an eight-year tax transition period, using specified percentages, or in one lump sum. NOL and foreign tax credit (“FTC”) carryforwards can be used to offset the transition tax liability. The Company does not expect that this change will have an impact on the Company as it has not earned taxable income in the past and it has significant NOL carryforwards.

Revenue recognition

Sale of goods

Revenue from the sale of goods is recognized when control of the goods are transferred to the buyer, there is persuasive evidence of an arrangement, collection is probable and fees are fixed and determinable.

Service revenue

Revenue from services that are one year or less is recognized when the services are completed. Revenue from services of a long-term nature is recognized by reference to the stage of completion of the transaction at the end of the reporting period determined by services performed to date as a percentage of total services and the amount of revenue, stage of completion, and the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

The Company recently adopted IFRS 15 - Revenue from Contracts from Customers, further explained in Notes 3 and 21.

Interest income

Interest income on cash classified as fair value through profit or loss is recognized as earned.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Research and Development Credits

The Company is eligible to receive cash credits for certain qualifying research and development expenses based on actual spending over a three year period, with an expectation that the credits will not exceed a certain dollar value over the three year period. At September 30, 2018, the Company has a recoverable amount of $1,023,346 relating to these research and development credits (2017 - $1,287,539) and is classified as prepaid and other current assets. Qualifying recovery of nil and $596,792 have been recorded for the three and nine month period ended September 30, 2018 (2017 - nil) and is included in other income.

Intangible assets

Research and development costs

Research costs are expensed in the year incurred. Development costs are also expensed in the year incurred unless the Company believes a development project meets IFRS criteria as set out in IAS 38, Intangible Assets, for deferral and amortization. IAS 38 requires all research costs be charged to expense while development costs are capitalised only after technical and commercial feasibility of the asset for sale or use have been established. This means that the entity must intend and be able to complete the intangible asset and either use it or sell it and be able to demonstrate how the asset will generate future economic benefits. Development costs are tested for impairment whenever events or changes indicate that its carrying amount may not be recoverable.

In-Process Research and Development

Under IFRS, in-process research and development ("IPR&D") acquired in a business combination that meets the definition of an intangible asset is capitalized with amortization commencing when the asset is ready for use (i.e., when development is complete). The Company acquired $714,000 of IPR&D when it acquired BB Photonics Inc. in 2016. The development of this IPR&D is still incomplete, therefore no amortization has been charged against IPR&D.

Customer relationships

Intangible assets include customer relationships. Customer relationships is an externally acquired intangible asset and is measured at cost less accumulated amortization and any accumulated impairment losses. Customer relationships are amortized on a straight-line basis over their estimated useful lives and is tested for impairment whenever events or changes indicate that their carrying amount may not be recoverable. Customer relationships was acquired when the Company acquired DenseLight in 2016. The useful life of customer relationships was determined to be 5 years.

Stock-based compensation

Stock options and warrants awarded to non-employees are accounted for using the fair value of the instrument awarded or service provided whichever is considered more reliable. Stock options and warrants awarded to employees are accounted for using the fair value method. The fair value of such stock options and warrants granted is recognized as an expense on a proportionate basis consistent with the vesting features of each tranche of the grant. The fair value is calculated using the Black-Scholes option pricing model with assumptions applicable at the date of grant.

Loss per share

Basic loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period after giving effect to potentially dilutive financial instruments. The dilutive effect of stock options and warrants is determined using the treasury stock method.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

3.	RECENT ACCOUNTING PRONOUNCEMENTS

Recently adopted accounting policy

IFRS 15, Revenue from Contracts with Customers ("IFRS 15"). The IASB issued IFRS 15, which is effective for annual periods beginning on or after January 1, 2018. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time and over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The Company adopted the policy using the modified retrospective method (Note 21).

The following is a summary of recent accounting pronouncements that may affect the Company:

IFRS 16, Leases (“IFRS 16”) sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, the customer (lessee) and the supplier (lessor). This will replace IAS 17, Leases (“IAS 17”) and related Interpretations. IFRS 16 provides revised guidance on identifying a lease and for separating lease and non-lease components of a contract. IFRS 16 introduces a single accounting model for all lessees and requires a lessee to recognize right-of-use assets and lease liabilities for leases with terms of more than 12 months, unless the underlying asset is of low value, and depreciation of lease assets is reported separately from interest on lease liabilities in the income statement. Under IFRS 16, lessor accounting for operating and finance leases will remain substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15, Revenue from Contracts with Customers. The Company is in the process of assessing the impact of this standard on its consolidated financial statements.

4.	ACCOUNTS RECEIVABLE

The carrying amounts of accounts receivable approximate their fair value and are originally denominated in the following currencies before conversion to US dollars below:

		September 30,	December 31,
		2018	2017
Product sales	United States dollars	$557,299	$493,925
Product sales	Singapore dollar	129,421	-
		$686,720	$493,925

In determining the recoverability of a trade receivable, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the reporting date. The trade receivables that are neither past due nor impaired relates to customers that the company has assessed to be creditworthy based on the credit evaluation process performed by management which considers both customers' overall credit profile and its payment history with the Company.

5.	PREPAIDS AND OTHER CURRENT ASSETS

The following table reflects the details of prepaids and other current assets:

	September 30,	December 31,
	2018	2017
Sales tax recoverable and other current assets	$244,715	$119,482
Research and development credit	1,023,346	1,287,539
Security deposits on leased properties	229,594	228,170
Equipment and materials deposit	442,101	322,536
	$1,939,756	$1,957,727

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

6.	INVENTORY

	September 30,	December 31,
	2018	2017
Raw materials	$104,501	$112,768
Finished goods	193,652	260,105
Work in process	118,908	151,709
	$417,061	$524,582

7.	PROPERTY AND EQUIPMENT

	Equipment not in service	Leasehold improvements	Machinery and equipment	Office equipment	Total
Cost
Balance, January 1, 2017	$602,830	$667,342	$9,734,885	$314,817	$11,319,874
Additions	806,182	-	113,433	50,182	969,797
Reclassification	(874,371)	-	874,371	-	-
Effect of changes in foreign exchange rates	46,433	-	72,779	8,914	128,126
Balance, December 31, 2017	581,074	667,342	10,795,468	373,913	12,417,797
Additions	3,618,897	-	-	44,147	3,663,044
Reclassification	(1,081,126)	-	899,167	181,959	-
Impairment (1)	-	-	(615,827)	(3,697)	(619,524)
Effect of changes in foreign exchange rates	(71,705)	-	(36,456)	(1,967)	(110,128)
Balance,September 30, 2018	3,047,140	667,342	11,042,352	594,355	15,351,189
Accumulated Depreciation
Balance, January 1, 2017	-	83,189	1,808,308	64,167	1,955,664
Depreciation for the year	-	133,499	1,857,474	192,990	2,183,963
Balance, December 31, 2017	-	216,688	3,665,782	257,157	4,139,627
Depreciation for the period	-	100,482	1,643,636	81,650	1,825,768
Impairment (1)	-	-	(434,060)	(3,689)	(437,749)
Balance, September 30, 2018	-	317,170	4,875,358	335,118	5,527,646
Carrying Amounts
At December 31, 2017	$581,074	$450,654	$7,129,686	$116,756	$8,278,170
At September 30, 2018	$3,047,140	$350,172	$6,166,994	$259,237	$9,823,543

(1) During the nine months ended September 30, 2018, management determined that the recoverable amount of certain machinery and office equipment was higher than its carrying value. An arms length party agreed to purchase the machinery and office equipment. $3,000 was reclassified to non-current assets held for sale and $178,775 was recorded as an impairment loss on the consolidated statements of operations and deficit.

8.	PATENTS AND LICENSES

Cost
Balance, January 1, 2017	$609,887
Additions	60,543
Balance, December 31, 2017	670,430
Additions	67,056
Effect of changes in foreign exchange rates	(391)
Balance, September 30, 2018	737,095

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

8.	PATENTS AND LICENSES (Continued)

Accumulated Amortization
Balance, January 1, 2017	160,211
Amortization for the year	53,969
Balance, December 31, 2017	214,180
Amortization for the period	42,663
Balance, September 30, 2018	256,843

Carrying Amounts
At December 31, 2017	$456,250
At September 30, 2018	$480,252

9.	INTANGIBLE ASSETS

	Technology	Customer Relationships	Total
Cost
Balance, December 31, 2017 and September 30, 2018	$714,000	$186,131	$900,131

Accumulated Amortization
Balance, January 1, 2017	-	23,266	23,266
Amortization for the year	-	37,228	37,228
Balance, December 31, 2017	-	60,494	60,494
Amortization for the period	-	27,921	27,921
Balance, September 30, 2018	-	88,415	88,415

Carrying Amounts
At December 31, 2017	$714,000	$125,637	$839,637
At September 30, 2018	$714,000	$97,716	$811,716

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30,	December 31,
	2018	2017
Trade payable	$2,500,149	$504,229
Payroll related liabilities	210,543	112,913
Accrued liabilities	113,226	193,451
	$2,823,918	$810,593

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

11.	SHARE CAPITAL

(a)       AUTHORIZED

Unlimited number of common shares

One special voting share

(b)       COMMON SHARES ISSUED

	Number of Shares	Amount
Balance, January 1, 2017	259,333,853	103,357,862
Shares issued on the exercise of stock options	685,000	123,528
Fair value of stock options exercised	-	134,831
December 31, 2017	260,018,853	103,616,221
Shares issued on public offering	25,090,700	10,663,548
Cost of shares issued on public offering	-	(1,131,990)
Fair value of warrants issued	-	(2,286,426)
Fair value of compensation options issued to brokers	-	(479,204)
Fair value assigned to stock options exercised	372,250	87,974
Fair value of stock options exercised	-	82,330
Shares issued on the exercise of warrants	2,600,500	1,028,471
Fair value of warrants exercised	-	447,270

Balance, September 30, 2018	288,082,303	$112,028,194

On March 21, 2018, the Company completed a brokered "bought deal" public offering of 25,090,700 units at a price of $0.425 (CAD$0.55) per unit for gross proceeds of $10,663,548 (CAD$13,799,885). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.58 (CAD$0.75) per share until March 21, 2020. The broker was paid a cash commission of $639,813 (6%) of the gross proceeds and received 1,505,442 compensation options. Each compensation option is exercisable into one compensation unit of the Company at a price of $0.425 (CAD$0.55) per compensation unit until March 21, 2020 with each compensation unit comprising one common share and one-half compensation share purchase warrant. Each whole compensation share purchase warrant entitles the broker to purchase one common share of the Company at a price of $0.425 (CAD$0.55) per share until March 21, 2020. The Company paid an additional $492,177 in other costs related to this financing.

Certain management participated in the “bought-deal” public offering, by acquiring 281,000 units at a price of $0.425 (CAD$0.55) per unit for gross proceeds of $119,425 (CAD$154,550).

The fair value of the share purchase warrants and compensation options was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk-free interest rate of 1.86%, volatility of 94.77%, and estimated life of 2 years. The estimated fair values assigned to the warrants and compensation options were $2,286,426 and $479,204 respectively.

12.	WARRANTS AND COMPENSATION OPTIONS

The following table reflects the continuity of warrants and compensation options:

	Average Exercise Price	Number of Warrants and Compensation Options	Historical Fair value
Balance, January 1, 2017 a nd December 31, 2017	$0.39	34,800,000	$5,985,378
Fair value of warrants issued on public offering	0.57	12,545,350	2,286,426
Historical fair value assigned to warrants exercised	0.39	(2,600,500)	(447,270)
Fair value of compensation options issued to brokers	0.42	1,505,442	479,204

Balance, September 30, 2018	$0.42	(46,250,292)	$8,303,738

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

13.	STOCK OPTIONS AND CONTRIBUTED SURPLUS

Stock Options

On June 21, 2018, shareholders of the Company approved amendments to the Company's fixed 20% stock option plan (as amended, referred to as the "2018 Plan"). Under the 2018 Plan, the board of directors may grant options to acquire common shares of the Company to qualified directors, officers, employees and consultants. The 2018 Plan provides that the number of common shares issuable pursuant to options granted under the 2018 Plan and pursuant to other previously granted options is limited to 57,611,360 (the “Number Reserved”). Any subsequent increase in the Number Reserved must be approved by shareholders of the Company and cannot, at the time of the increase, exceed 20% of the number of issued and outstanding shares. The stock options vest in accordance with the policies determined by the Board of Directors from time to time consistent with the provisions of the 2018 Plan which grants discretion to the Board of Directors.

Stock option transactions and the number of stock options outstanding were as follows:

	Number of Options	Weighted average Exercise Price
Balance, January 1, 2017	23,805,500	$0.96
Expired/cancelled	(5,455,209)	0.73
Exercised	(685,000)	0.19
Granted	15,425,000	0.24
Balance, December 31, 2017	33,090,291	0.68
Expired/cancelled	(1,774,791)	0.77
Exercised	(372,250)	0.26
Granted	13,325,479	0.34
Balance, September 30, 2018	44,268,729	$0.58

During the three and nine months ended September 30, 2018, the Company granted 2,900,000 and 13,325,479 (Three months and nine months ended September 30, 2017 - 11,050,000 and 15,275,000 respectively) stock options to officers, employees and consultants of the Company to purchase common shares at an average price of $0.34 (nine months ended September 30, 2017 - $0.24) per share.

During the three and nine months ended September 30, 2018, the Company recorded stock-based compensation of $1,149,095 and $3,004,990 (three and nine months ended September 30, 2017 - $1,088,170 and $2,142,766 respectively) relating to stock options that vested during the period.

The stock options granted were valued using the Black-Scholes option pricing model using the following assumptions:

	Nine Months Ended September 30,
	2018	2017
Weighted average exercise price	$0.34	$0.24
Weighted average risk-free interest rate	2.18%	1.73%
Weighted average dividend yield	0%	0%
Weighted average volatility	103.62%	103.48%
Weighted average estimated life	10 years	10 years
Weighted average share price	$0.34	$0.24
Share price range on the various grant dates	$0.18 - $0.40	$0.22 - $0.32

The underlying expected volatility was determined by reference to the Company's historical share price movements, its dividend policy and dividend yield and past experience relating to the expected life of granted stock options.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

13.	STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

The weighted average remaining contractual life and weighted average exercise price of options outstanding and of options exercisable as at September 30, 2018 are as follows:

	Options Outstanding			Options Exercisable
Exercise Range	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Number Exercisable	Weighted Average Exercise Price

$0.11 - $0.21	693,750	$0.19	7.39	459,375	$0.2
$0.22 - $0.25	10,408,750	$0.22	8.82	5,187,500	$0.22
$0.26 - $0.37	3,909,499	$0.26	9.38	1,015,500	$0.26
$0.38 - $0.86	16,774,730	$0.4	8.87	3,194,240	$0.45
$0.87 - $1.64	12,482,000	$1.24	1.54	10,248,053	$1.28
	44,268,729	$0.58	6.82	20,104,668	$0.8

Contributed Surplus

The following table reflects the continuity of contributed surplus:

Amount
Balance, January 1, 2017	$29,062,874
Stock-based compensation	3,174,924
Fair value of stock options exercised	(134,831)
Balance, December 31, 2017	32,102,967
Stock-based compensation	3,004,990
Fair value of stock options exercised	(82,330)
Balance, September 30, 2018	$35,025,627

14.	LOSS PER SHARE

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Numerator
Net loss	$(4,939,274)	$(3,614,105)	$(12,727,088)	$(9,957,042)
Denominator
Weighted average number of common shares outstanding	288,056,802	259,923,853	280,026,923	259,687,562

Weighted average number of common shares outstanding - diluted	288,056,802	259,923,853	280,026,923	259,687,562
Basic and diluted loss per share	$(0.02)	$(0.01)	$(0.05)	$(0.04)

The effect of common share purchase options, warrants and compensation options on the net loss in 2018 and 2017 is not reflected as they are anti-dilutive.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

15.	COMMITMENTS AND CONTINGENCIES

The Company has operating leases on three facilities; head office located in Toronto, Canada, design and testing operations located in San Jose, California and operating facilities located in Singapore. The Company's design and testing operations terminated a lease on January 31, 2017 and initiated a new lease an February 1, 2017 which expires on January 31, 2020. The lease on the Company's operating facilities expires on February 15, 2019. As at December 31, 2017, the Company's head office was on a month to month lease term.

Rent expense under these leases was $111,556 and $340,675 respectively for the three and nine months ended September 30, 2018 (2017 - $104,761 and $317,251).

Remaining minimum annual rental payments to the lease expiration date is as follows:

October 1, 2018 to September 30, 2019	$211,479
October 1, 2019 through 2020	15,280
$226,759

16.	RELATED PARTY TRANSACTIONS

Compensation to key management personnel were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Salaries	$290,000	$222,500	$836,667	$709,633
Share-based payments (1)	613,632	595,460	1,813,849	1,876,258
Total	$903,632	$817,960	$2,650,516	$2,585,891

(1) Share-based payments are the fair value of options granted to key management personnel and expensed during the various periods as calculated using the Black-Scholes model.

The Company paid or accrued $28,954 and $86,861 in fees for the three and nine months ended September 30, 2018 (2017 - $28,928 and $84,484) to a law firm, of which a director is counsel, for legal services rendered to the Company.

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amounts, which are the amounts of consideration established and agreed to by the related parties.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

17.	SEGMENT INFORMATION

The Company and its subsidiaries operate in a single segment; the design, manufacture and sale of semi-conductor products and services for commercial applications. The Company’s operating and reporting segment reflects the management reporting structure of the organization and the manner in which the chief operating decision maker regularly assesses information for decision making purposes, including the allocation of resources. A summary of the Company's operations is below:

ODIS

ODIS is the developer of the POET platform semiconductor process IP for fabrication of integrated circuit devices containing both electronic and optical elements on a single die ("monolithic integration") and in a single package ("hybrid integration").

BB Photonics

BB Photonics develops photonic integrated components for the datacom and telecom markets utilizing embedded dielectric technology that enables the low-cost integration of active and passive devices into photonic integrated circuits.

DenseLight

DenseLight designs, manufactures, and delivers photonic optical light source products and packaging solutions to the communications, medical, instrumentation, industrial, and security industries. DenseLight processes III-V based optoelectronic devices and photonic integrated circuits through its in-house wafer fabrication and assembly & test facilities.

On a consolidated basis, the Company operates geographically in Singapore, the United States and Canada. Geographical information is as follows:

			2018
As of September 30,	Singapore	US	Canada	Consolidated
Current assets	$3,050,186	$777,672	$5,069,394	$8,897,252
Non current assets held for sale	3,000	-	-	3,000
Property and equipment	9,640,066	183,477	-	9,823,543
Patents and licenses	17,121	463,131	-	480,252
Goodwill and intangibles assets	6,728,260	1,764,459	-	8,492,719
Total Assets	$19,438,633	$3,188,739	$5,069,394	$27,696,766

For the Nine Months Ended September 30,	Singapore	US	Canada	Consolidated
Sales	$(2,332,471)	$-	$-	$(2,332,471)
Cost of sales	966,805	-	-	966,805
Selling, marketing and administration	3,796,137	4,070,210	864,492	8,730,839
Research and development	4,311,611	1,396,226	300,892	6,008,729
Impairment loss	178,775	-	-	178,775
Other income including
Investment income	(589,633)	-	(12,501)	(602,134)
Net loss before income taxes	$6,331,224	$5,466,436	$1,152,883	$12,950,543

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

17.	SEGMENT INFORMATION (Continued)

As of December 31,	Singapore	US	Canada	Consolidated
Current assets	$3,190,298	$4,621,318	$139,096	$7,950,712
Property and equipment	8,018,900	259,270	-	8,278,170
Patents and licenses	18,816	437,434	-	456,250
Goodwill and intangible assets	6,756,181	1,764,459	-	8,520,640
Total Assets	$17,984,195	$7,082,481	$139,096	$25,205,772

For the Nine Months Ended September 30,	Singapore	US	Canada	Consolidated
Sales	$(2,076,352)	$-	$-	$(2,076,352)
Cost of sales	957,235	-	-	957,235
General and administration	3,609,065	3,439,626	771,539	7,820,230
Research and development	1,927,492	1,519,909	199,337	3,646,738
Other income	(149,320)	-	(18,034)	(167,354)
Net loss before income taxes	$4,268,120	$4,959,535	$952,842	$10,180,497

18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial instruments consist of cash and cash equivalents, non-current assets held for sale, accounts receivable, and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest risk arising from these financial instruments. The Company estimates that the fair value of these instruments approximates fair value due to their short term nature.

The Company has classified financial assets and (liabilities) as follows:

	September 30, 2018	December 31, 2017
Fair value through profit or loss, measured at fair value:
Cash and cash equivalents	$5,853,715	$4,974,478
Loans and receivable, measured at amortized cost:
Accounts receivable	686,720	493,925
Available-for-sale, measured at fair value:
Non current assets held for sale (Note 22)	3,000	-
Other liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	(2,823,918)	(810,593)

Financial instruments recorded at fair value on the balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities.

Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly.

Level 3 - valuation techniques based on inputs for the asset or liability that are not based on observable market data.

Cash and cash equivalents was determined using level 1 inputs. Short-term investments were determined using level 2 inputs.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

Credit Risk

The Company is exposed to credit risk associated with its accounts receivable. The Company has accounts receivable from both governmental and non-governmental agencies. Credit risk is minimized substantially by ensuring the credit worthiness of the entities with which it carries on business. Credit terms are provided on a case by case basis. The Company has not experienced any significant instances of non-payment from its customers.

The Company's accounts receivable ageing was as follows:

	September 30,	December 31,
	2018	2017
Current	$645,560	$330,731
31 - 60 days	24,347	56,094
61 - 90 days	16,813	-
> 90 days	-	107,100
	$686,720	$493,925

Exchange Rate Risk

The functional currency of each of the entities included in the accompanying consolidated financial statements is the local currency where the entity is domiciled. Functional currencies include the US, Singapore and Canadian dollar. Most transactions within the entities are conducted in functional currencies. As such, none of the entities included in the consolidated financial statements engage in hedging activities. The Company is exposed to a foreign currency risk with the Canadian and Singapore dollar. A 10% change in the Canadian and Singapore dollar would increase or decrease other comprehensive loss by $546,100.

Liquidity Risk

The Company currently does not maintain credit facilities. The Company's existing cash and cash resources are considered sufficient to fund operating and investing activities beyond one year from the issuance of these unaudited condensed consolidated financial statements.

19.	CAPITAL MANAGEMENT

In the management of capital, the Company includes shareholders' equity (excluding accumulated other comprehensive loss and deficit), cash and cash equivalents. The components of capital on September 30, 2018 were:

Cash and cash equivalents	$5,853,715
Shareholders' equity	$155,357,559

The Company's objective in managing capital is to ensure that financial flexibility is present, a) to increase shareholder value through growth; b) to respond to changes in economic and/or market conditions; c) to maintain a strong capital base so as to retain investor, creditor and market confidence; d) to sustain future development of the business; and e) to safeguard the Company's ability to obtain financing should the need arise.

In maintaining its capital, the Company has a strict investment policy which includes investing its surplus capital only in highly liquid, highly rated financial instruments.

The Company reviews its capital management approach on an ongoing basis.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

20.	EXPENSES

Research and development costs can be analysed as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Wages and benefits	$1,224,629	$625,868	$3,208,882	$1,724,012
Supplies	693,424	297,295	1,729,315	688,442
Subcontract fees	169,093	155,771	686,722	999,525
Stock-based compensation	125,091	85,126	383,810	234,759
	$2,212,237	$1,164,060	$6,008,729	$3,646,738

Selling, marketing and administration costs can be analysed as follows:

Stock-based compensation	$1,024,004	$1,003,044	$2,621,180	$1,908,007
Depreciation and amortization	640,517	559,334	1,896,352	1,658,646
Wages and benefits	617,334	625,676	1,859,804	1,876,164
Rent and facility costs	287,482	292,389	800,668	837,382
General expenses	430,613	275,332	936,824	931,324
Professional fees	105,758	98,101	492,084	421,569
Management and consulting fees	41,638	42,877	123,927	187,138
	$3,147,346	$2,896,753	$8,730,839	$7,820,230

21.	REVENUE

On January 1, 2018, the Company adopted IFRS 15 - Revenue from Contracts with Customers, using the modified retrospective method. The adoption of this standard did not impact the timing of revenue recognition for customer sales prior to fiscal 2018.

Disaggregated Revenues

The Company disaggregagtes revenue by timing of revenue recognition, that is, at a point in time and revenue over time. Disaggregated revenue is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Non-contract revenue (at a point in time)(1)	$797,044	$715,420	$2,147,471	$1,996,352
Contract revenue (revenue over time)(2)	110,000	-	185,000	80,000
	$907,044	$715,420	$2,332,471	$2,076,352

(1) Revenue from the sale of products

(2) Revenue from non-recurring engineering (NRE)

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

21.	REVENUE (Continued)

Revenue Contract Balances

	Contract
	Receivables	Liabilities
Opening balance, January 1, 2017	$-	$20,000
Revenues recognized	80,000	(80,000)
Changes due to payment, fulfillment of performance obligations or other	(40,000)	60,000
Opening balance, December 31, 2017	40,000	-
Revenues recognized	185,000	(185,000)
Changes due to payment, fulfillment of performance obligations or other	(115,000)	185,000
Balance, September 30, 2018	$110,000	$-

The timing and satisfaction of the the Company's performance obligations under contracts with customers is generally in line with the timing of payments from customers, as a result the Company will either not have material contract assets or liabilities or payment for contract assets will be current.

Performance Obligations

The Company typically satisfies its performance obligations when services are rendered or products are delivered and accepted by the customer. Consideration is fixed and payment terms are consistent with the Company's terms for the sale of its products.

The aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied as of September 30, 2018 was $325,000. The Company expects to satisfy this amount over the next 12 months.

Judgements were used in determining the amount and timing of revenue from contracts with customers. The timing of satisfaction of performance obligations was determined by the delivery of products or services that met the customer's expectations. The transaction price and the amount allocated to performance obligations was determined using market rates that would be reasonable for the services or products provided.

22.	NON CURRENT ASSET HELD FOR SALE

During the period ended September 30, 2018, management determined that certain property and equipment would not be used to generate future cash flows and committed to a plan to dispose of the property and equipment by December 31, 2018.

Management used a market approach to determine the property and equipment's fair value less cost to sell. Key assumptions included the cost of similar assets, the impact of customization and unique use. The fair value less cost to sell was determined to be $3,000 which is greater than its value in use. The Company recorded an impairment loss of $178,775 on the property and equipment and reclassified $3,000 from property and equipment to non current assets held for sale. The property and equipment was sold subsequent to the balance sheet date.